Exhibit 4.1
DESCRIPTION OF SECURITIES
The following description of the capital stock of Inspirato Incorporated (“us,” “our,” “we,” “Inspirato” or the “Company”) is a summary of the rights of our securities and certain provisions of our Second Amended and Restated Certificate of Incorporation, dated February 11, 2022 (as amended on September 29, 2023 and October 16, 2023, the “Certificate of Incorporation”), and our Amended and Restated Bylaws, dated February 11, 2022 (the “Bylaws”), as currently in effect. Because the following description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth herein, you should refer to our Certificate of Incorporation and Bylaws, the other agreements described below, copies of which have been filed as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part, and to the applicable provisions of the Delaware General Corporation Law (the “DGCL”).
Authorized Stock
The total number of authorized shares of capital stock, each with a par value of $0.0001 per share, of Inspirato is 85,000,000, consisting of (i) 5,000,000 shares of preferred stock (“Preferred Stock”) and (ii) 80,000,000 shares of common stock, of which:
•50,000,000 shares are designated as Class A common stock (“Class A Common Stock”);
•25,000,000 shares are designated as Class V common stock (“Class V Common Stock”); and
•5,000,000 shares are designated as Class B non-voting common stock (“Class B Common Stock” and together with the Class A Common Stock and the Class V Common Stock, the “Common Stock”).
Common Stock
As of December 31, 2024, there are 11,763,476 shares of Class A Common Stock, no shares of Class V Common Stock and no shares of Class B Common Stock outstanding.
Voting Power
Holders of shares of Class A Common Stock and Class V Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of shares of Class A Common Stock and Class V Common Stock will at all times vote together as one class on all matters submitted to a vote of stockholders, unless otherwise required by Delaware law or the Certificate of Incorporation (as it may be amended from time to time). Delaware law could require holders of shares of a class of capital stock to vote separately as a single class in certain circumstances.
Holders of shares of Class B Common Stock are not entitled to vote except as otherwise required by Delaware law.
Dividends
Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of shares of Class A Common Stock and Class B Common Stock will be entitled to receive dividends out of funds legally available if our board of directors (the “Board”) in its discretion, determines to issue dividends and then only at the times that the Board may determine. Any dividends paid to the holders of shares of Class A Common Stock and Class B Common Stock shall be paid on a pro rata basis. The holders of shares of Class V Common Stock shall not be entitled to receive any dividends out of any assets of the Company.
Liquidation, Dissolution and Winding Up
In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, and after the rights of the holders of shares of Preferred Stock, if any, have been satisfied, each holder of shares of Class V Common Stock outstanding at that time shall be entitled to receive $0.0001 per share and the holders of Class A Common Stock and Class B Common Stock shall be entitled to receive the remaining assets of whatever kind available for distribution to stockholders.

Preemptive or Other Rights
Holders of shares of Common Stock are not entitled to preemptive rights, and shares of Common Stock are not subject to conversion, redemption, or sinking fund provisions, except that the Certificate of Incorporation provides for certain rights of conversion pursuant to which shares of Class A Common Stock may be converted into Class B Common Stock and vice versa.
Election of Directors
Subject to the rights of holders of shares of any series of Preferred Stock with respect to the election of directors, the number of directors that constitutes the Board will be fixed solely by resolution adopted by a majority of the Board. The Certificate of Incorporation provides for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. Stockholders do not have the ability to cumulate votes for the election of directors.
Preferred Stock
As of December 31, 2024, there are no shares of Preferred Stock outstanding.
The Certificate of Incorporation provides that shares of Preferred Stock may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers and preferences, the relative, participating, optional or other special rights, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series of Preferred Stock. The Board will be able to, without stockholder approval, issue shares of Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of shares of Common Stock and could have anti-takeover effects. The ability of the Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.
Public Warrants
The Company has issued public warrants to purchase shares of its Class A Common Stock (the “Public Warrants”) pursuant to the Assignment, Assumption and Amendment Agreement between the Company and Computershare Trust Company, N.A., as warrant agent, in respect of the Warrant Agreement between Thayer Ventures Acquisition Corporation and Continental Stock Transfer & Trust Company (collectively, the “Warrant Agreement”). As of December 31, 2024, there are 8.6 million Public Warrants outstanding.
Each whole Public Warrant is exercisable for 0.05 shares of Class A Common Stock at a price of $230.00 per share, subject to adjustment in certain circumstances. The Public Warrants can be exercised on a cashless basis, and may be redeemed by us in certain circumstances as set forth in the Warrant Agreement. The Public Warrants will expire on February 11, 2027, or earlier upon redemption or liquidation.
No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a warrant holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Class A Common Stock to be issued to the warrant holder.
If the number of outstanding shares of Class A Common Stock is increased by a share dividend payable in shares of Class A Common Stock, or by a split-up of Common Stock or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding Common Stock. A rights offering to holders of shares of Common Stock entitling such stockholders to purchase shares of Class A Common Stock may also result in an adjustment to the number of shares of Class A Common Stock issuable upon exercise of a Public Warrant.
In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of shares of Class A Common Stock on account of such shares of Class A Common Stock (or other securities into which the Public Warrants are convertible), this may result in an adjustment to the exercise price of the Public Warrants.

If the number of outstanding shares of Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Class A Common Stock.
The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any warrant holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered warrant holders.
Certain Anti-Takeover Provisions of Delaware Law
Special Meeting of Stockholders
Our Bylaws provide that special meetings of our stockholders may be called by the chairperson of the Board, our Chief Executive Officer or the Board pursuant to adoption of a resolution.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.
Authorized but Unissued Shares
Our authorized but unissued shares of Common Stock and Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Forum Selection
The Certificate of Incorporation is silent on forum selection. Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Dividends
We have not paid any cash dividends on our shares of Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenue and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our then Board. It is the present intention of the Board to retain all earnings, if any, for use in our business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

Limitation on Liability and Indemnification of Directors and Officers
The Certificate of Incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. The Certificate of Incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.
We have entered into agreements with our officers and directors to provide contractual indemnification. Our Bylaws permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We maintain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.
These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be negatively impacted to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Transfer Agent and Registrar
The transfer agent for our Class A Common Stock through December 31, 2024 was Computershare Trust Company, N.A. In 2025, the transfer agent for our Class A Common Stock is Broadridge Financial Solutions Inc.
Listing of Common Stock
Our Class A Common Stock and Public Warrants are listed on the Nasdaq Stock Market under the symbols “ISPO” and “ISPOW,” respectively.